Exhibit 99.1

Marine Harvest (OSE:MHG, NYSE:MHG): Share purchase programme for employees in Marine Harvest/Purchase and sale of own shares

The Board of Directors of Marine Harvest ASA (the "Company") has resolved to offer all permanent employees in the Company and its Norwegian, Scottish and Canadian subsidiaries the opportunity to purchase shares in the Company at a discounted price.

The offer to the employees is based on the volume weighted price for the Company's shares on 14 December 2015 of NOK 110.9767 per share.

The Norwegian Tax Act §5-14 provides Norwegian employees with a right to purchase shares with a discount of up to NOK 1,500 in such offer. Based on the above, eligible employees in Norway have been given two alternative offers. Alternative 1 is the purchase of 68 shares at a value of approximately NOK 7,500 with a tax-free discount of NOK 1,500 at a purchase price around NOK 6,000. Alternative 2 is the purchase of 136 shares at a value of approximately NOK 15,000 with a tax-free discount of NOK 1,500 and a taxable discount of NOK 1,500, at a purchase price around NOK 12,000.

Eligible employees in Scotland and Canada were given the same offers, however without any element of tax-free discount.

At the end of the acceptance period, the Company had received acceptances of these offers from 421 employees for a total of 52,904 shares. In order to comply with its obligation in relation to the acceptances received, the Company has, on 14 December 2015, purchased 11,934 shares in the market at an average price of NOK 112.1250. The outstanding number of shares required to fulfil the above obligation will be satisfied by selling 40,970 own shares held in Treasury. In total 52,904 shares will be sold to the employees having accepted to participate in the share program on the terms referred to above.

Subsequent to these transactions, the Company holds zero own shares.

The following primary insiders in the company have been allocated shares according to the above and have, following this and adjustments for dividends paid, the following number of shares and options in the company:

Name	Shares acquired on 14 December	Total number of shares owned	Total options allotted
Alf-Helge Aarskog (CEO)	136	138 570	2 268 030
Ivan Vindheim (CFO)	136	660	453 606
Marit Solberg (COO Farming)	136	47 813	453 606
Ola Brattvoll (COO Sales & Marketing)	136	9 231	453 606
Ben Hadfield (COO Fish Feed)	136	6 870	258 993
Øyvind Oaland (Global Director R&D)	136	19 388	48 653
Anne Lorgen Riise (Global Director HR)	136	358	48 653
Kristine Gramstad (Communications Director)	136	136	0
Kim Galtung Døsvig (Investor Relations & Head of Treasury)	136	136	0
Lars Eirik Hestnes (Board member, employee representative)	136	136	0

This information is subject to the disclosure requirements pursuant to section 4-2 and 5-12 of the Norwegian Securities Trading Act.